Item 77I - 	Deutsche Large Cap Focus Growth
Fund (a series of Deutsche
Investment Trust) (the Fund")
Class T shares for Deutsche Large Cap Focus Growth
Fund became effective on March 16, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.